CBOE Holdings, Inc.

400 South LaSalle Street

Chicago, Illinois  60605

December 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3233

100 F Street, NE

Washington, DC 20549

Attention:	Nicole Collings, Staff Attorney, Office of
Real Estate and Commodities

Re:	CBOE Holdings, Inc.
Registration Statement on Form S-4
File No. 333-214488

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CBOE Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-21448), as amended, to 10:00 a.m. Eastern Time on Thursday, December 8, 2016, or as soon as practicable thereafter.

The Registrant hereby authorizes Beth E. Peev of Sidley Austin LLP to orally modify or withdraw this request for acceleration.

Please contact Beth E. Peev of Sidley Austin LLP at (312) 853-7443 or bpeev@sidley.com with any questions you  may have concerning this request, and please notify her when this request for acceleration has been granted.

Sincerely,

CBOE Holdings, Inc.

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver
Executive Vice President, General Counsel and
Corporate Secretary

cc:                                Thomas A. Cole and Beth E. Peev, Sidley Austin LLP

Eric Swanson, Executive Vice President,
   General Counsel and Secretary, Bats Global Markets, Inc.
Leonard Kreynin and Lee Hochbaum, Davis Polk & Wardwell LLP